


02011463

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of January, 2002

RANDGOLD & EXPLORATION COMPANY LIMITED
(Translation of Registrant's Name into English)

P.O. BOX 82291, JOHANNESBURG, 2025, SOUTH AFRICA
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F X Form 40-F _

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

Attached to the Registrant's Form 6-K Filing for the month of January, 2002, and incorporated by reference herein, are:

Exhibit #	**Description**
1.	(i) the Registrant's application to the JSE, dated November 28, 2001, relating to the listing of 10,000 new ordinary shares, (ii) the confirmation letter from the JSE, dated December 10, 2001 relating to the listing of 10,000 new ordinary shares, and (iii) the return of allotment shares on Form CM 15, relating to the allotment of 10,000 new shares.
2.	(i) the Registrant's application to the JSE, dated December 7, 2001, relating to the listing of 15,000 new ordinary shares, (ii) the confirmation letter from the JSE, dated December 12, 2001 relating to the listing of 15,000 new ordinary shares, and (iii) the return of allotment shares on Form CM 15, relating to the allotment of 15,000 new shares.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

RANDGOLD & EXPLORATION COMPANY LIMITED

By: /s/ David J. Haddon
David J. Haddon
Group Company Secretary

Dated: January 18, 2002

#45130196v1<

EXHIBIT 1

RANDGOLD

5 PRESS AVENUE, SELBY
JOHANNESBURG 2025
PO BOX 82291
SOUTHDALE 2135
SOUTH AFRICA
DOCEX 632: JOHANNESBURG
TELEPHONE (2711) 309-6000
FAX (2711) 837-1068
www.randgold.co.za

November 28, 2001

The Director
Listing & Equity Markets Division
JSE Securities Exchange South Africa
One Exchange Square
Gwen Lane, Sandown
SANDTON

Dear Sir

APPLICATION FOR THE LISTING OF 10 000 ORDINARY SHARES OF 1 (ONE) CENT EACH IN RANDGOLD & EXPLORATION COMPANY LIMITED

Application is hereby made for the listing of 10 000 new ordinary shares of 1 (one) cent each. The allotment price per share is as follows:

No. of Shares	Issue Price (c.p.s.)
10 000	6.05

The shares are to be listed in terms of the Randgold (1993) Share Option Scheme. The shares should be listed under the "Mining Holding" section of the lists under the abbreviated name "Randgold". In support of our application we submit the following information:

1. The full name of the company is: Randgold & Exploration Company Limited

2. The registered office is: 5 Press Avenue
Selby, Johannesburg
2001

3. The transfer secretaries are: Computershare Services Limited
2nd Floor, Edura House
41 Fox Street
2001 Johannesburg

4. The share capital of the company prior to the matter detailed in the introduction was:

Authorised:	75 000 000	shares of 1(one) cent each:	R750 000
Issued:	41 676 893	shares of 1(one) cent each:	R 416 768
Unissued:	33 323 107	shares of 1(one) cent each:	R 333 231

2 / ....

DM

RGE\SOS\011128-10000: Mool

5. The company's issued ordinary share capital after the issue of the 10 000 ordinary shares, which are the subject of this application, will be:

41 686 893	ordinary shares of 1 (one) cent each:	R416 868

The unissued ordinary share capital will decrease to:

33 313 107	ordinary shares of 1 (one) cent each:	R333 131

6. The company has granted options to subscribe for ordinary shares in terms of the company's share option scheme.

7. The new ordinary shares will rank pari-passu with the existing ordinary shares of the company in issue.

8. The directors have authorised this application in terms of a resolution dated 7 March 1995, a copy of which is attached.

9. The new shares will be allocated and issued on 3 December 2001.

10. The listing fee of R752-40 is attached hereto.

SIGNED at JOHANNESBURG on 28 November 2001

____________________ DIRECTOR

David Haddon ____________________ COMPANY SECRETARY

____________________ SPONSOR

RANDGOLD

RANDGOLD & EXPLORATION COMPANY LIMITED

("the company")

RESOLUTION OF DIRECTORS PASSED AT JOHANNESBURG ON 7 MARCH 1995

EXERCISE OF OPTIONS TO ACQUIRE ORDINARY SHARES IN THE SHARE CAPITAL OF THE COMPANY IN TERMS OF THE RANDGOLD (1993) SHARE OPTION SCHEME ("THE SCHEME")

RESOLVED THAT -

Any one director and the secretary be and he is hereby authorised to allot and issue ordinary shares in the capital of the company to participants in Randgold (1993) Share Option Scheme, in terms of that scheme, and to make application to the JSE Securities Exchange South Africa for the listing of the newly allotted shares, and to sign all documents necessary to give effect to this resolution.

Certified a true copy



D J HADDON
Company Secretary


JSE

**SECURITIES EXCHANGE
SOUTH AFRICA**

One Exchange Square,
Gwen Lane, Sandown.
Private Bag X991174,
Sandton, 2146, South Africa.
Telephone: (2711) 520 7000
Web: www.jse.co.za

10 December 2001
REF: MM/jvdm/5509

The Company Secretary
Randgold & Exploration Company Limited
P O Box 82291
SOUTHDALE
2135

Dear Sir

ADDITIONAL SHARES : SHARE OPTION SCHEME

Your application for listing dated 28 November 2001 refers.

In reply, we advise that subject to the Rules and Regulations of this Exchange now or hereafter in force, an additional listing has been granted from Tuesday, 11 December 2001 in respect of 10 000 ordinary shares of 1 cent each.

Our records reflect the authorised ordinary share capital of your company as R750 000-00 and will be amended to show the listed ordinary share capital as R416 868-93 divided into 41 686 893 ordinary shares of 1 cent each.

Thank you for payment of R752-40 in respect of the listing fee received.

Yours faithfully

**D.M. DOEL : GENERAL MANAGER
LISTINGS DIVISION**

cc. HSBC Investment Services (Africa) (Pty) Limited
Attention : Thato Morojele

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 15

Return of allotment of shares

[Section 93 (3)]

Registration No. of company
1992/005642/06

Name of company RANDGOLD & EXPLORATION COMPANY LIMITED

1. Date of allotment of shares 11 DECEMBER 2001

2. Authorised capital of company:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Authorised capital
				R	R
		75 000 000		0-01	750 000
Total	Total	75 000 000		Total	R 750 000

3. Shares subscribed for in memorandum of association:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Total amount paid-up
				R	R
Total	Total			Total	R

To be completed by company.

Acknowledgment of receipt of return of allotments, dated 7 JANUARY 2002

Name of company RANDGOLD & EXPLORATION COMPANY LTD
C/O COMPANY SECRETARY

Postal address P.O. BOX 82291
SOUTHDALE
2135

Date of receipt by Registrar of Companies
Date stamp of companies Registration Office
Registrar of Companies

4. Number of shares previously issued, paid-up capital and stated capital, including shares subscribed for in the memorandum.

No par value				Par value			
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up capital
			R			R	R
				41 676 893	ORDS	0-01	416 768-93
Total		Total	R	Total 41 676 893		Total	R416 768·93

Summary of issued capital prior to allotment:

Amount of issued paid-up capital R 416 768-93

Stated capital R —

Premium account R272 326 801-60

Total issued capital R272 743 570-53

5. Shares comprising this allotment:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, if any
		R	R			R	R	R
				10 000	ORDS	0-01	6-04	60 500
Total		Total	R	Total 10 000			Total	R 60500

6. (a) Shares allotted otherwise than for cash:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Deemed stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of capital deemed to be paid-up
			R				R	R
Total		Total	R	Total			Total	R

(b) The consideration for which the shares have been allotted is as follows*.

*A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.)

(c) The names and addresses of the allottees:

Name of allottee	Address of allottee	Number of shares	Description of shares allotted
R MOOLMAN	P.O. BOX 82291	— 10 000 —	PAR VALUE ORDINARY
	SOUTHDALE 2135		

7. Issued capital at date of this return:

No par value				Par value					
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Total amount of paid-up capital, excluding premium
		R	R			R	R	R	R
				41676 893	ORDS	0-01	-	*	416768-93
				10 000	ORDS	0-01	6-04	*	100
Total		Total R		Total 41686893			Total	R ***	416 868-93

* 272 326 801-60
** 60 400-00
*** 272 387 201-60

Summary of total issued capital as at the date of this return:

Amount of issued paid-up capital R 416 868-93

State capital R —

Premium account (see analysis below) R 272 386 297-95

Total issued capital R 272 803 166-88

Certified correct.

Date 7 January 2002 Signature 

~~Director/Manager~~/Secretary

Rubber stamp of company, if any, or of secretaries.

Analysis of Share Premium Account R

Opening Balance 272 326 801-60

Premium on allotment 60400
Less

allotment duty (752-40)
Issue duty (151-25) 59 496-35

272 386 297-95

EXHIBIT 2

RANDGOLD

5 PRESS AVENUE, SELBY
JOHANNESBURG 2025
PO BOX 82291
SOUTHDALE 2135
SOUTH AFRICA
DOCEX 632: JOHANNESBURG
TELEPHONE (2711) 309-6000
FAX (2711) 837-1068
www.randgold.co.za

December 7, 2001

The Director
Listing & Equity Markets Division
JSE Securities Exchange South Africa
One Exchange Square
Gwen Lane, Sandown
SANDTON

Dear Sir

APPLICATION FOR THE LISTING OF 15 000 ORDINARY SHARES OF 1 (ONE) CENT EACH IN RANDGOLD & EXPLORATION COMPANY LIMITED

Application is hereby made for the listing of 15 000 new ordinary shares of 1 (one) cent each. The allotment price per share is as follows:

No. of Shares	Issue Price (c.p.s.)
15 000	6.05

The shares are to be listed in terms of the Randgold (1993) Share Option Scheme. The shares should be listed under the "Mining Holding" section of the lists under the abbreviated name "Randgold". In support of our application we submit the following information:

1. The full name of the company is: Randgold & Exploration Company Limited

2. The registered office is: 5 Press Avenue
Selby, Johannesburg
2001

3. The transfer secretaries are: Computershare Services Limited
2nd Floor, Edura House
41 Fox Street
2001 Johannesburg

4. The share capital of the company prior to the matter detailed in the introduction was:

Authorised:	75 000 000	shares of 1(one) cent each:	R750 000
Issued:	41 686 893	shares of 1(one) cent each:	R 416 868
Unissued:	33 313 107	shares of 1(one) cent each:	R333 131

2 / ....

RGE\SOS\011206~15000: Niew

14

RANDGOLD

5 PRESS AVENUE, SELBY
JOHANNESBURG 2025
PO BOX 82291
SOUTHDALE 2135
SOUTH AFRICA
DOCEX 632: JOHANNESBURG
TELEPHONE (2711) 309-6000
FAX (2711) 837-1068
www.randgold.co.za

The Director
Listing & Equity Markets Division
JSE Securities Exchange South Africa
7 December 2001

5. The company's issued ordinary share capital after the issue of the 15 000 ordinary shares, which are the subject of this application, will be:

   41 701 893 ordinary shares of 1 (one) cent each: R417 018

   The unissued ordinary share capital will decrease to:

   33 298 107 ordinary shares of 1 (one) cent each: R332 981

6. The company has granted options to subscribe for ordinary shares in terms of the company's share option scheme.

7. The new ordinary shares will rank pari-passu with the existing ordinary shares of the company in issue.

8. The directors have authorised this application in terms of a resolution dated 7 March 1995, a copy of which is attached.

9. The new shares will be allocated and issued on 11 December 2001.

10. The listing fee of R752-40 is attached hereto.

SIGNED at JOHANNESBURG on 6 Decmber 2001


DIRECTOR


COMPANY SECRETARY

____________________ SPONSOR

RGE\SOS\011206~15000: Niew

15

RANDGOLD

5 PRESS AVENUE, SELBY
JOHANNESBURG 2025
PO BOX 82291
SOUTHDALE 2135
SOUTH AFRICA
TELEX 4-22181 JOHANNESBURG
TELEPHONE (2711) 309-6000
FAX (2711) 837-1068
www.randgold.co.za

RANDGOLD & EXPLORATION COMPANY LIMITED

("the company")

RESOLUTION OF DIRECTORS PASSED AT JOHANNESBURG ON 7 MARCH 1995

EXERCISE OF OPTIONS TO ACQUIRE ORDINARY SHARES IN THE SHARE CAPITAL OF THE COMPANY IN TERMS OF THE RANDGOLD (1993) SHARE OPTION SCHEME ("THE SCHEME")

RESOLVED THAT -

Any one director and the secretary be and he is hereby authorised to allot and issue ordinary shares in the capital of the company to participants in Randgold (1993) Share Option Scheme, in terms of that scheme, and to make application to the JSE Securities Exchange South Africa for the listing of the newly allotted shares, and to sign all documents necessary to give effect to this resolution.

Certified a true copy



D J HADDON
Company Secretary



SECURITIES EXCHANGE
SOUTH AFRICA

One Exchange Square,
Gwen Lane, Sandown,
Private Bag X991174,
Sandton, 2146, South Africa.
Telephone: (2711) 520 7000
Web: www.jse.co.za

12 December 2001
REF: VS/jvdm/5549

The Company Secretary
Randgold & Exploration Company Limited
P O Box 82291
SOUTHDALE
2135

Dear Sir

ADDITIONAL SHARES : SHARE OPTION SCHEME

Your application for listing dated 7 December 2001 refers.

In reply, we advise that subject to the Rules and Regulations of this Exchange now or hereafter in force, an additional listing has been granted from Thursday, 13 December 2001 in respect of 15 000 ordinary shares of 1 cent each.

Our records reflect the authorised ordinary share capital of your company as R750 000-00 and will be amended to show the listed ordinary share capital as R417 018-93 divided into 41 701 893 ordinary shares of 1 cent each.

Thank you for payment of R752-40 in respect of the listing fee received.

Yours faithfully

D.M. DOEL : GENERAL MANAGER
LISTINGS DIVISION

cc. HSBC Investment Services (Africa) (Pty) Limited
Attention : Thato Morojele

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 15

Return of allotment of shares

[Section 93 (3)]

Registration No. of company 1992/005642/06

Name of company RANDGOLD & EXPLORATION COMPANY LIMITED

1. Date of allotment of shares 13 DECEMBER 2001

2. Authorised capital of company:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Authorised capital
				R	R
		75 000 000		0-01	750 000
Total	Total	75 000 000		Total	R 750 000

3. Shares subscribed for in memorandum of association:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Total amount paid-up
				R	R
Total	Total			Total	R

To be completed by company.

Acknowledgment of receipt of return of allotments, dated 7 JANUARY 2002

Name of company RANDGOLD & EXPLORATION COMPANY LIMITED
c/o COMPANY SECRETARY

Postal address P.O. BOX 82291
SOUTHDALE
2135

Date of receipt by Registrar of Companies
Date stamp of companies Registration Office
Registrar of Companies

4. Number of shares previously issued, paid-up capital and stated capital, including shares subscribed for in the memorandum.

No par value				Par value			
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up capital
			R			R	R
				41686893	ORDS	0-01	416868-93
Total		Total	R	Total 41 686 893		Total	R 416868-93

Summary of issued capital prior to allotment:

Amount of issued paid-up capital R 416 868-93

Stated capital R —

Premium account R 272 386297-95

Total issued capital R 272 803 166-88

5. Shares comprising this allotment:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, if any
		R	R			R	R	R
				15 000	ORDS	0-01	6-04	90750
Total		Total	R	Total 15000			Total	R 90750

6. (a) Shares allotted otherwise than for cash:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Deemed stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of capital deemed to be paid-up
			R				R	R
Total		Total	R	Total			Total	R

(b) The consideration for which the shares have been allotted is as follows*

*A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.)

(c) The names and addresses of the allottees:

Name of allottee	Address of allottee	Number of shares	Description of shares allotted
DJ NIEWOUDT	P.O. BOX 82291	— 15000 —	PAR VALUE ORDINARY
	SOUTHDALE 2135		

7. Issued capital at date of this return:

No par value				Par value					
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Total amount of paid-up capital, excluding premium
		R	R			R	R	R	R
				41686 893	ORDS	0-01	–	*	416868-93
				15 000	ORDS	0-01	6-04	**	150
Total		Total	R	Total 41 701 893			Total	R ***	417 018-93

* 272 386 297-95
** 90 600-00
*** 272 476 897-95

Summary of total issued capital as at the date of this return:

Amount of issued paid-up capital R 417 018-93

State capital R –

Premium account (See analysis below) R 272 475 918-65

Total issued capital R 272 892 937-58

Certified correct.

Date 7 January 2002 Signature David Haddon

~~Director/Manager~~/Secretary

Rubber stamp of company, if any, or of secretaries.

Analysis of Share Premium Account

		R
Opening Balance		272 386 297-95
Premium on allotment	90 600	
Less:		
allotment Duty	(752-40)	
Issue Duty	(226-90)	89 620-70
		272 475 918-65